Mail Stop 4561

February 4, 2010

Mr. Troy Lyndon
Chief Executive Officer
Left Behind Games Inc.
25060 Hancock Avenue, Suite 103 Box 110
Murrieta, California 92562

>   **Re: Left Behind Games Inc.**
>   **Form 10-K/A for the Fiscal Year Ended March 31, 2009**
>   **Filed October 22, 2009**
>   **File No. 000-50603**

Dear Mr. Lyndon:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended March 31, 2009

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedures, page 27

1.   We refer to your conclusion that disclosure controls and procedures were effective as of March 31, 2009. Please describe your basis for this conclusion given the nature of the material weaknesses discussed in Management's Annual

Report on Internal Control over Financial Reporting and the fact that you were required to amend your Form 10-K for the fiscal year ended March 31, 2009.

Item 15A. Financial Statements

General

2.   We note the explanatory note on page 3 states that this amendment includes numerous reclassifications and that you were required to amend your Form 10-K for the fiscal year ended March 31, 2009 due to a miscommunication between you, your Edgar filer, and your auditor. Additionally, we note that your amendment includes a restatement of total assets as of March 31, 2008. Please describe the circumstances that led to these adjustments and tell us how you complied with the requirements of SFAS 154. Provide a discussion of how you determined whether this amendment includes a correction of an error as described in paragraphs 2, 25 and 26 of SFAS 154. Also tell us how you considered the requirements for reporting non-reliance on previously issued financial statements under Item 4.02 of Form 8-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief